SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               Report on Form 6-K
 Incorporated by reference in Novartis AG's Registration Statement on Form F-3
                              (File No. 333-60712)


                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   ----------
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form
                               20-F or Form 40-F.


                          Form 20-F  X   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes      No  X
                                   ---     ---

Enclosures:   Half-Year report 2001

[Novartis Logo]                                            Half-year report 2001

                               [GRAPHIC OMITTED]

Innovative medicines

Together...
thanks to Gleevec

Half-year report 2001

Key Financial Figures


Novartis is a world leader in the research and development of products to protect and improve health and well-being.

We aim to meet and surpass the expectations of all our customers, staff, shareholders and the communities in which we live and work.

Front cover:

Thanks to Gleevec/Glivec, Darren Scrine, a patient with chronic myeloid leukemia, has been able to lead a 'normal' life together with his family. This was made possible through a pre-registration production commitment that delivered Gleevec/Glivec to more than 10,000 patients in clinical and expanded access trials, to give access to as many patients as possible during the investigational phase. Gleevec gained US approval from the FDA in May, making it the fastest-ever-developed oncology drug at 2.7 years from first dose in man to regulatory filing. Now approved in some 20 countries, Gleevec/Glivec is currently under regulatory review in the EU, where it recently received a positive opinion from the CPMP.

"Gleevec is a breakthrough product that represents a paradigm change in the treatment of cancer. It is greatly improving the lives of patients, and is an outstanding example of what we can achieve when we are really passionate about a product." Daniel Vasella, Chairman and CEO, Novartis AG, May 2001.


Consolidated key figures from continuing activities

--------------------------------------------------------------------------------
                           First half 2001      First half 2000        Change
                           ---------------      ---------------        ------
                           CHF m         %      CHF m         %      CHF m     %
--------------------------------------------------------------------------------
Sales                     15,464                13,970               1,494    11
--------------------------------------------------------------------------------
Operating income           3,480                 3,266                 214     7
--------------------------------------------------------------------------------
   in % of sales                      22.5                 23.4
--------------------------------------------------------------------------------
Net income                 3,729                 3,396                 333    10
--------------------------------------------------------------------------------
   in % of sales                      24.1                 24.3
--------------------------------------------------------------------------------
Number of employees       70,166                66,124               4,042     6
--------------------------------------------------------------------------------
Earnings per share (CHF)    1.44                  1.30                0.14    11
--------------------------------------------------------------------------------


Sales CHF m                             Net income CHF m

-------------------------               -------------------------
2001               15,464               2001                3,729
-------------------------               -------------------------
2000               13,970               2000                3,396
-------------------------               -------------------------
Change               +11%               Change               +10%


Operating income CHF m                  Free cash flow CHF m

-------------------------               -------------------------
2001                3,480               2001                  110
-------------------------               -------------------------
2000                3,266               2000                  304
-------------------------               -------------------------
Change                +7%               Change               -64%


Sales by sector                         Operating income by sector
                                        (excluding corporate and
                                             other expenses)
o  Pharmaceuticals    63%               o  Pharmaceuticals    80%
o  Generics            7%               o  Generics            4%
o  Consumer Health    21%               o  Consumer Health    11%
o  CIBA Vision         6%               o  CIBA Vision         3%
o  Animal Health       3%               o  Animal Health       2%


Sales by region
o  US                         41%
o  Rest of the Americas        9%
o  Europe                     34%
o  Asia/Australia/Africa      16%

All product names in italics are registered trademarks of Novartis

Half-year report 2001

Letter of Shareowners


Sustained growth in first half

o Group sales up 12% in local currencies (11% in Swiss francs) to CHF 15.5 billion

o Sales expansion driven by Pharmaceuticals, boosted by key growth driver performances

o Pharmaceuticals' sales grow 21% in US and 9% in rest of the world (in local currencies)

o Operating income reaches CHF 3.5 billion accompanied by increased investments in pharmaceutical launches and key products

o    Net income climbs 10% in Swiss francs to CHF 3.7 billion

o    On track to achieve record financial targets for full year


      [GRAPHIC OMITTED]

Picture of Daniel Vasella, MD


Dear Shareowner,

In the first half of 2001, we achieved several strategic objectives.

     As a result of our focus on healthcare and the good performance of our Pharmaceuticals business, we achieved double-digit growth both in sales (11% in Swiss francs) and net income (10%). Pharmaceuticals now generates 63% of total sales and 80% of operating income and is assuming an increasingly important role within the Group. Its key products, such as the antihypertensives Diovan and Lotrel, the antifungal Lamisil, and the Alzheimer's treatment Exelon, contributed significantly to driving growth and rejuvenating the product portfolio. Our increased level of investment in marketing and sales, with the priority on key growth drivers, resulted in a sales growth of 21% in the US. The US now makes up 41% of our worldwide pharmaceutical sales.

     On the regulatory front, we succeeded in gaining approval for a number of new products, including our antidiabetic Starlix, which was launched in a number of additional countries, and - above all - our highly innovative anticancer agent Gleevec/Glivec, which was developed, registered, and launched in the US, Switzerland, and several other countries in record time. The approval process of two other innovative products - Zelnorm/Zelmac for the treatment of irritable bowel syndrome and Xolair for allergic asthma - has been significantly delayed as a result of additional queries raised by the regulatory authorities. Although this is disappointing, such risks are inherent in the pharmaceutical business. In the absence of these registrations, double-digit growth in Pharmaceuticals next year and the year after will certainly be more difficult to attain than we had originally assumed although it is not wholly out of reach.

     A strong pipeline remains a central strategic goal. We have therefore acquired European rights for a new cholesterol-lowering agent, and strengthened our diabetes pipeline, which will enable us to expand our cardiovascular franchise in a segment that is enjoying dynamic growth. Although the licensing-in of products represents an integral part of our strategy, our internal Research & Development activities continue to play an essential role.

     Our Generics sector once again posted double-digit growth, largely as a result of acquisitions, but was adversely affected by price erosion and the unsatisfactory development of Geneva in the US. Consumer Health grew in line with the market, thanks to the Gerber and over-the-counter medicine businesses, while Animal Health lost market share. Thanks to the acquisition of Wesley Jessen, CIBA Vision considerably improved its strategic position.

     Despite the difficult conditions prevailing in the financial markets, we managed to achieve financial results slightly superior to those of the previous year. In May, we purchased 20% of the Roche bearer shares, which we intend to hold in the long term as both a strategic and a financial investment. Also in May, we carried out a 1:40 split to make our own shares more attractive to retail investors.

     Public attitudes toward the pharmaceutical industry are somewhat ambivalent. On the one hand, people acknowledge and appreciate the fact that our industry is constantly discovering and developing innovative medicines, and thereby helping to prevent or relieve human suffering. On the other hand, the industry is criticized for the high drug prices it sometimes charges. People on low incomes and with no health insurance are often unable to pay for healthcare, including medicines. This is particularly true in developing countries where inadequate healthcare, like malnutrition, is a serious problem. However, the pharmaceutical industry is no more responsible for this problem than farmers or the food-processing industry are responsible for famines. Nevertheless, we have committed ourselves to making humanitarian contributions in two areas: leprosy and malaria. To this end, we have signed two separate collaboration agreements with the WHO, pledging to make available free of charge the leprosy drugs required to eliminate the disease, and to supply our new, highly effective malaria treatment at cost price.

     I am confident that our pharmaceutical business will post double-digit sales growth in the second half of the year. To achieve this, we will continue to invest heavily in marketing and sales, leading to a 2% reduction of our Pharmaceuticals margin, as already forecast. However, this year we are once again expecting the Group's net income to reach record levels, barring any unforeseen events.

     I would like to express my gratitude to all our associates for the results achieved, and in particular to those working in research, for discovering and developing highly innovative drugs; to those in marketing and distribution, for meeting the needs of patients and physicians around the world; and to those in production, for ensuring that the quality of our products is impeccable.

     I also wish to thank you, our shareowners, for your confidence that we will continue to provide innovative medicines that significantly improve the treatment of countless patients all over the world, resulting in an appropriate profit for our company.


Sincerely,

/s/ Daniel Vasella, MD
Daniel Vasella, MD
Chairman and CEO
16 August 2001

Half-year report 2001

Financial Review

Strong underlying growth trend continues: Group sales up 12% in local currencies, 11% in Swiss francs

The Group continued to build on a strong first-quarter performance to post overall first-half sales of CHF 15.5 billion, an increase of 12% in local currencies or 11% in Swiss francs. Sales growth was driven by Pharmaceuticals and the sustained dynamism of the US business, where Pharmaceuticals' sales climbed 21%.

Volume increases contributed six percentage points to sales growth, while acquisitions - in Pharmaceuticals (Famvir/Denavir), in Generics (in the US, Europe and South America) and in CIBA Vision (Wesley Jessen) - added five percentage points. Price increases accounted for one percentage point.


Sales by sector CHF m

Animal Health 3%
CIBA Vision 6%
Consumer Health 21%
Generics 7%
Pharmaceuticals 63%

2001            15,464
2000            13,970

Pharmaceuticals 62%
Generics 7%
Consumer Health 23%
CIBA Vision 4%
Animal Health 4%


Sales by region CHF m
(% change in local currencies)

   US (+15%)     RoW (+10%)

2001   41%             59%  15,464
2000   38%             62%  13,970


Sales growth split %

   Volumes                       6
   Acquisitions                  5
   Pricing                       1
   Currency                     -1
         Total                  11


Sales from continuing activities by sector
--------------------------------------------------------------------------------
                      First half    First half           Change
                      2001          2000                         loc. currencies
                      CHF m         CHF m        CHF m         %               %
--------------------------------------------------------------------------------
Pharmaceuticals       9,689         8,669(1)     1,020        12              13
--------------------------------------------------------------------------------
Generics              1,121         1,012(1)       109        11              12
--------------------------------------------------------------------------------
Consumer Health       3,283         3,157(1)       126         4               4
--------------------------------------------------------------------------------
CIBA Vision             881           618(1)       263        43              45
--------------------------------------------------------------------------------
Animal Health           490           514          -24        -5              -2
--------------------------------------------------------------------------------
Total                15,464        13,970        1,494        11              12
--------------------------------------------------------------------------------


Operating income from continuing activities by sector

--------------------------------------------------------------------------------
                     First half 2001          First half 2000          Change
                   -------------------------------------------------------------
                   CHF m    % of sales      CHF m   % of sales      CHF m      %
--------------------------------------------------------------------------------
Pharmaceuticals    2,695          27.8    2,551(1)        29.4        144      6
--------------------------------------------------------------------------------
Generics             141          12.6      215(1)        21.2        -74    -34
--------------------------------------------------------------------------------
Consumer Health      385          11.7      385(1)        12.2          0      0
--------------------------------------------------------------------------------
CIBA Vision           87(2)        9.9      106(1)        17.2        -19    -18
--------------------------------------------------------------------------------
Animal Health         66          13.5       66           12.8          0      0
--------------------------------------------------------------------------------
Corporate and
other expenses       106                    -57                       163
--------------------------------------------------------------------------------
Total              3,480          22.5    3,266           23.4        214      7
--------------------------------------------------------------------------------
1 Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors.
2 Excluding exceptionals associated with the Wesley Jessen acquisition (CHF 31 million), operating income would have been CHF 118 million, reflecting an increase of 11% in Swiss francs and an operating margin of 13.4%.


Consolidated income statement for continuing activities

--------------------------------------------------------------------------------
                                        First half    First half       Change
                                              2001          2000
                                             CHF m         CHF m     CHF m     %
--------------------------------------------------------------------------------
Total sales                                 15,464        13,970     1,494    11
--------------------------------------------------------------------------------
   Cost of goods sold                        3,804         3,454       350    10
   -----------------------------------------------------------------------------
Gross profit                                11,660        10,516     1,144    11
--------------------------------------------------------------------------------
   Marketing & Distribution                  5,462         4,539       923    20
   -----------------------------------------------------------------------------
   Research & Development                    2,010         1,870       140     7
   -----------------------------------------------------------------------------
   General & Administration                    708           841      -133   -16
   -----------------------------------------------------------------------------
Operating income                             3,480         3,266       214     7
--------------------------------------------------------------------------------
   Income from associated companies             77            24        53   221
   -----------------------------------------------------------------------------
   Financial income, net                       952           926        26     3
   -----------------------------------------------------------------------------
Income before taxes and
  minority interests                         4,509         4,216       293     7
--------------------------------------------------------------------------------
   Taxes                                       768           806       -38    -5
   -----------------------------------------------------------------------------
   Minority interests                           12            14        -2   -14
   -----------------------------------------------------------------------------
Net income                                   3,729         3,396       333    10
--------------------------------------------------------------------------------

Operating income by sector CHF m
(% excluding Corporate and other expenses)

-----------------------------
Animal Health 2%
CIBA Vision 3%
Consumer Health 11%
Generics 4%
Pharmaceuticals 80%

2001                    3,480
-----------------------------
2000                    3,266

Pharmaceuticals 77%
Generics 6%
Consumer Health 12%
CIBA Vision 3%
Animal Health 2%
-----------------------------


Operating income up 7% to CHF 3.5 billion

Overproportional investment in Pharmaceutical Marketing & Distribution to power key growth drivers, new product launches and the expansion of products into new indications and markets had the expected effect of lowering the Group's operating margin. Pharmaceutical Research & Development investments were 17% of the Sector's sales, a highly competitive level. General & Administration costs decreased by a total of CHF 133 million as exceptional costs associated with the integration of acquisitions in CIBA Vision (Wesley Jessen, CHF 31 million) and one-time costs in Generics, and in Consumer Health (consolidation of European Ovaltine production) were more than offset by gains from the divestment of non-operational Corporate assets and a lower level of new provisions than in the same period last year. In consequence, operating income increased 7% to CHF 3.5 billion, resulting in an operating margin of 22.5% compared with 23.4% for the same period last year.



Net income CHF m

2001       3,729
2000       3,396
Change      +10%


Net income rises 10% to CHF 3.7 billion

Income from associated companies, primarily Chiron, in which the Group holds a 41.8% equity stake, increased CHF 53 million to CHF 77 million.

     Despite difficult financial market conditions, net financial income increased CHF 26 million to CHF 952 million, owing in particular to successful fund management and the sale of US dollar bonds. Taxes fell slightly to CHF 768 million, corresponding to a reduction in the tax rate from 19.1% to 17.0% owing to a change in the mix of taxable income.


Total assets CHF m
-----------------------------
Other current assets 21%
Liquid funds 24%
Long-term assets 55%

June 2001              61,832
-----------------------------
Dec. 2000              58,196

Long-term assets 43%
Liquid funds 35%
Other current assets 22%
-----------------------------


Total equity and liabilities CHF m
-----------------------------
Other liabilities 27%
Financial debts 13%
Equity 60%

June 2001              61,832
-----------------------------
Dec. 2000              58,196

Equity 63%
Financial debts 10%
Other liabilities 27%
-----------------------------



Net liquidity CHF m

June 2001                7,316
Dec. 2000               14,461
Change                    -49%


Strong balance sheet

At 30 June 2001, the strength of the Group's balance sheet was undiminished despite several significant transactions, including: the acquisition, as a long-term financial investment, of 20% of the voting rights of Roche Holding AG for CHF 4.8 billion on 4 May; further purchases of Novartis treasury shares under a second trading line for CHF 3.1 billion; the acquisition of marketing rights to pitavastatin, a cholesterol treatment in development, for CHF 722 million; and the acquisition of new Generics subsidiaries for CHF 430 million.

     The Group's equity at 30 June 2001 remained at its 31 December 2000 level of CHF 36.9 billion. There was a reduction in equity of CHF 3.0 billion owing to the acquisition of treasury shares; however, the new International Accounting Standard (IAS 39) for recording financial instruments at market value increased equity by a net CHF 1.7 billion. The net income of CHF 3.7 billion in the first six months less the dividend payment of CHF 2.2 billion and translation losses of CHF 0.2 billion increased equity by a net CHF 1.3 billion.

     As a result of these transactions, net liquidity (marketable securities, cash and cash equivalents, less financial debt) was reduced by CHF 7.1 billion to CHF 7.3 billion. The debt/equity ratio changed from 0.16:1 on 31 December 2000 to 0.21:1 on 30 June 2001.

     The operating cash flow from continuing activities fell 6% to CHF 2.6 billion, principally due to higher payments relating to restructuring and other provisions and higher net working capital. Cash flow from operations before working capital changes increased from CHF 3.1 billion in the first six months of 2000 to CHF 3.2 billion this year.

     The cash out-flow of CHF 3.0 billion for continuing investing activities compares with a cash in-flow of CHF 1.2 billion in the prior period. This is principally due to the acquisition of the Roche shares, marketing rights, and Generics businesses, whereas only an additional CHF 2.2 billion was realized from the disposal of marketable securities.

Free cash flow from continuing activities, excluding amounts related to changes in intangible and financial assets, amounted to CHF 110 million in the first six months of 2001, less than the CHF 304 million in the prior period, owing to increases in dividends, net current assets and investments in tangible fixed assets.


Equity strategy

Share price performance 2001

[Graphic Omitted]

On 7 May, Novartis shares were split 1:40 and the new shares began trading on the Swiss exchange. This enhances their attractiveness for retail investors and aligns the shares one to one with Novartis American Depositary Shares.

         The Group initiated its second share-repurchase program in the first quarter via a second trading line for a total of CHF 4 billion. Up to 30 June,
46.3 million shares had been repurchased for a total of CHF 3.1 billion.

         The Novartis share price declined 9% from CHF 71.63 (adjusted for the 1:40 split) at the beginning of the year to CHF 65.05 on 30 June. In comparison, the Swiss Market Index decreased 11% and the Morgan Stanley World Pharmaceutical Index decreased 15% during the same period. The market capitalization of Novartis amounted to CHF 166.6 billion on 30 June.

Share information(1)
--------------------------------------------------------------------------------
                                             First half 2001     First half 2000
--------------------------------------------------------------------------------
Average number of shares
    outstanding (million)                              2,587               2 615
--------------------------------------------------------------------------------
Basic earnings per share (CHF)                          1.44                1.30
--------------------------------------------------------------------------------
Diluted earnings per share (CHF)                        1.44                1.30
--------------------------------------------------------------------------------

                                                30 June 2001        30 June 2000
--------------------------------------------------------------------------------
Share price (CHF)                                      65.05               64.60
--------------------------------------------------------------------------------
ADS price (USD)                                        36.15               39.06
--------------------------------------------------------------------------------
Market capitalization (CHF bn)                         166.6               168.9
--------------------------------------------------------------------------------
1 Continuing activities; adjusted for the 1:40 share split in May 2001

Personnel

Employees

June 2001          70,166
Dec. 2000          67,653
Change                +4%

The number of employees increased from 67,653 on 31 December 2000 to 70,166 on 30 June 2001. Pharmaceuticals increased by approximately 1,400 as it continued to expand its sales force, which now comprises 16,700 worldwide (of which approximately 5,100 are in the US). Generics also increased by more than 1,100 principally as a result of acquisitions.

Outlook

The Group expects double-digit sales growth for Pharmaceuticals in 2001, based on the performance of key brands, new product launches and new indications, including Gleevec/Glivec, Femara and Zometa.

         Pharmaceuticals' operating income is expected to rise, although a decline of approximately two percentage points in the operating margin is foreseen as a result of continued investment in order to expand the market share of key growth drivers.

         The remaining sectors are expected to develop in line with their first-half performances.

         Barring any unforeseen disturbances, full-year Group operating income and net income are expected to exceed last year's level on an ongoing basis.

Half-year report 2001

Review of Operations

Pharmaceuticals


o Sales increase 13% in local currencies as key brands deliver dynamic growth and gain further segment share

o    US performance reflects focused, competitive commercial operations

o    Novartis obtains eight approvals in US and Europe

o    Double-digit sales growth expected in 2001

o Full-year operating margin to decline by approximately two percentage points owing to increased investments in Marketing & Distribution

Sales by region CHF m
(% change in local currencies)

US (+21%)        RoW (+9%)
2001     41%          59%   9,689
2000     36%          64%   8,669

Key figures

--------------------------------------------------------------------------------
                                   First half    First half    % Change
                                         2001          2000                local
                                        CHF m         CHF m     CHF   currencies
--------------------------------------------------------------------------------
Sales                                   9,689         8,669     12            13
--------------------------------------------------------------------------------
Operating income                        2,695         2,551     6
--------------------------------------------------------------------------------
Research & Development investment       1,663         1,571     6
--------------------------------------------------------------------------------
Number of employees                    39,795        37,638     6
--------------------------------------------------------------------------------

Sales

Pharmaceuticals' sales (+13% in local currencies) were lifted by the strong performances of key Primary Care brands and recently launched products in Oncology and Ophthalmics.

Primary Care

o Cardiovascular franchise expands

Diovan (+53%; hypertension) is now the fastest growing top-ten antihypertensive in the US. It was filed globally for congestive heart failure, based on the positive findings of the Valsartan Heart Failure Trial (Val-HeFT), a landmark study in which Diovan significantly reduced morbidity and hospitalization compared with placebo. It has received priority review in the US for this indication.

     The extensive clinical trial program for Diovan progressed on schedule. In May, data were released on the Marval study which demonstrated the drug's efficacy in reducing microalbuminuria, an early sign of diabetic kidney disease. In June, enrollment was completed for the VALsartan In Acute myocardial iNfarction Trial (VALIANT), a multinational morbidity and mortality trial designed to determine the effects of Diovan compared with, and in combination with, an angiotensin-converting enzyme inhibitor.

     Novartis' cardiovascular franchise was further strengthened as Lotrel (+47%; hypertension) sustained strong double-digit growth in the US.

     Also in June, the NAVIGATOR trial (Nateglinide And Valsartan in Impaired Glucose Tolerance Outcomes Research), the largest multinational study on the prevention of type 2 diabetes and cardiovascular disease, was announced and will assess and profile potential benefits of both Diovan and Starlix.

     Starlix (sales to end of June: CHF 29 million), the type 2 diabetes treatment, has experienced a gradual increase in prescriptions since its US launch in February and prescribers are becoming more familiar with this new approach to managing postprandial glucose.

     Three promising development compounds have been added to the cardiovascular/metabolism franchise: pitavastatin (NK104), the potential "super-statin" cholesterol treatment in Phase II of clinical development (development and commercialization rights), and two novel insulin sensitizers for the treatment of diabetes: NN622, also in Phase II (commercialization agreement with Novo Nordisk; subject to US regulatory clearance), and DRF4158, in preclinical development (exclusive development and commercialization rights).

     Lamisil (+18%; fungal infections) continued to gain segment share, buoyed by a new wave of direct-to-consumer advertising in the US.

     Miacalcic (+12%; osteoporosis) continued to post double-digit growth as the osteoporosis segment expands due to demographic changes.

     Exelon (+174%; Alzheimer's disease) sales topped CHF 220 million, with a good performance worldwide, particularly in the US.

     Trileptal (+69%; epilepsy) built on its dynamic launch to post total sales of CHF 98 million.


                                [GRAPHIC OMITTED]

Novartis' flagship cardiovascular product Diovan is currently under review for use in congestive heart failure. Large-scale clinical trials will help explore its full potential.

                                [GRAPHIC OMITTED]

US sales of the Alzheimer's treatment Exelon were up more than 300%.

                                [GRAPHIC OMITTED]

In Europe, Visudyne benefited from reimbursement, gained early in the year, and from approval for use in pathologic myopia.

     Foradil (+24%; asthma) achieved sales of CHF 199 million and was launched in the US. Foradil is also under review by the FDA for approval in the treatment of chronic obstructive pulmonary disease (COPD), an indication that has already gained approval in several European countries.

     In June, the FDA issued a 'not-approvable' letter for Zelnorm/Zelmac (constipation predominant irritable bowel syndrome) requesting further information. The company is submitting an appeal to the FDA regarding the decision. The application for regulatory approval was withdrawn in Europe. More recently, Zelmac was launched in its first market, Mexico.

     The FDA also requested additional data for the new asthma treatment Xolair, and the amended file is currently expected to be submitted towards the end of 2002, or early in 2003.

     Elidel (inflammatory skin disease) was filed for regulatory approval in Europe in June, having been filed in the US towards the end of last year.

Mature Products

Of the Mature Products, Voltaren (-10%; inflammation) faced continued pressure from generic products in various markets; however, the sales decline was modest and lower than in the comparative period of 2000.

Specialty businesses

Oncology

o Outstanding performance from strong established products, lifted by new launches

The Novartis Oncology business experienced dynamic growth fuelled by solid performances of Sandostatin (+31%; acromegaly) and Novartis' leading bisphosphonate Aredia (+28%; cancer complications). Zometa (hypercalcemia of malignancy), the more potent successor compound to Aredia, got off to a solid start in Europe after its introduction in Germany in May, and has now been approved in 19 countries. US approval is pending. Data presented in June demonstrate the positive impact of Zometa on bone metastases in prostate cancer. The drug has also demonstrated a good safety and efficacy profile in bone complications related to multiple myeloma and breast, renal and lung cancer.

     Sandoglobulin sales (CHF 101 million; -31%) contracted, especially in the US (-39%), as the manufacturer continues to reduce supply.

     Gleevec/Glivec gained US approval for chronic myeloid leukemia within two and a half months of filing, making this the fastest time to market of any cancer treatment. The drug was distributed to patients within just 24 hours of US approval. It is now approved in some twenty countries and posted sales of CHF 58 million by the end of June. Positive results were also presented in May on Gleevec/ Glivec in a rare type of solid tumor called gastrointestinal stromal tumor (GIST).

     Launched in February in Europe and the US as first-line therapy for advanced postmenopausal breast cancer, Femara achieved sales growth of 64%. Due to its proven superiority over tamoxifen, it has won category leadership in France, Spain, Belgium, Mexico, Switzerland and Australia.

                                [GRAPHIC OMITTED]

Femara's superiority over tamoxifen has lifted it to category leadership.

Ophthalmics

o Visudyne sales augmented by additional indication

Visudyne (+254%; a form of wet age-related macular degeneration) sales reached CHF 178 million, benefiting from European reimbursement gained earlier in the year and boosted by additional revenues from the pathologic myopia indication approved in Europe in January.

Transplantation

o Sales erosion by generics modest

Expanding sales of Neoral in Japan contributed to supporting overall sales of the gold-standard immunosuppressant Sandimmun/Neoral (-8%). Despite increased generic competition, the erosion of US sales (-25%) is broadly in line with the index for other critical dose drugs. This again reflects the fact that many physicians prefer to maintain patients who are stable and doing well on Neoral, as rejection episodes impair long-term outcome. Neoral's high efficacy in preventing chronic allograft failure in kidney transplant patients is backed by the largest ever long-term analysis, of 30 000 transplant patients, and other new data showing additional efficacy benefits and superior patient management with monitoring at two hours after dosing.

Strengthened US pharmaceuticals operation

The US (+21%) reported continued strong growth, particularly from Diovan (+40%) and Lotrel (+47%), despite intense competition. Femara (+144%), boosted by its new indication, and Visudyne (+241%) were other important contributors to US pharmaceutical sales, which now make up 41% of Pharmaceuticals' total revenues.

     Novartis further strengthened its marketing muscle and US presence with the addition of more than 500 representatives in the first six months of 2001. Expansions included Senior Care, Respiratory and Skin Diseases, and Oncology specialty forces. In the past 18 months, the US sales force has increased by

Top 20 pharmaceutical products
---------------------------------------------------------------------------------------------------------------------------
                                                      US                   RoW                    Total      % Change
                                                   First    % Change      First     % Change      First
                                               half 2001    in local  half 2001     in local  half 2001            in local
Brand                 Main therapeutic area        CHF m  currencies      CHF m   currencies      CHF m   in CHF currencies
---------------------------------------------------------------------------------------------------------------------------
Sandimmun/Neoral      Transplantation                257         -25        670            1        927      -10         -8
---------------------------------------------------------------------------------------------------------------------------
Diovan/Co-Diovan      Hypertension                   382          40        424           66        806       52         53
---------------------------------------------------------------------------------------------------------------------------
Cibacen/Lotensin      Hypertension                   582          27        110           -6        692       23         20
---------------------------------------------------------------------------------------------------------------------------
 of which Lotrel                                     346          47          0            0        346       51         47
---------------------------------------------------------------------------------------------------------------------------
Aredia                Cancer complications           432          28        236           27        668       28         28
---------------------------------------------------------------------------------------------------------------------------
Lamisil               Fungal infections              324          19        300           17        624       17         18
---------------------------------------------------------------------------------------------------------------------------
Voltaren              Inflammation/pain               10         -74        535           -5        545      -14        -10
---------------------------------------------------------------------------------------------------------------------------
Sandostatin (group)   Acromegaly                     170          47        236           21        406       29         31
---------------------------------------------------------------------------------------------------------------------------
Miacalcic             Osteoporosis                   249          13        136           12        385       14         12
---------------------------------------------------------------------------------------------------------------------------
Lescol                Cholesterol reduction          148          -6        196            6        344       -1          1
---------------------------------------------------------------------------------------------------------------------------
Tegretol              Epilepsy                       118          -2        210           -3        328       -4         -2
---------------------------------------------------------------------------------------------------------------------------
Leponex/Clozaril      Schizophrenia                  115         -24        151            4        266      -11        -10
---------------------------------------------------------------------------------------------------------------------------
Estraderm (group)     Hormone replacement             96           4        134           -8        230       -4         -3
---------------------------------------------------------------------------------------------------------------------------
Exelon                Alzheimer's disease            125         311         95           95        220      175        174
---------------------------------------------------------------------------------------------------------------------------
Foradil               Asthma                           6           -        193           20        199       21         24
---------------------------------------------------------------------------------------------------------------------------
Famvir (group)        Antivirals                     136           -         53            -        189        -          -
---------------------------------------------------------------------------------------------------------------------------
Visudyne              A form of wet AMD              115         241         63          278        178      259        254
---------------------------------------------------------------------------------------------------------------------------
Nitroderm TTS         Heart disease                    0           -        163           -2        163       -9         -4
---------------------------------------------------------------------------------------------------------------------------
Zaditen               Asthma, allergy                  0           0        150           -6        150      -13         -6
---------------------------------------------------------------------------------------------------------------------------
Parlodel              Parkinson's disease             32          93         78          -12        110       -2          3
---------------------------------------------------------------------------------------------------------------------------
Desferal              Iron overload                   35          28         68           25        103       25         26
---------------------------------------------------------------------------------------------------------------------------
Top ten total                                      2,672          14      3,053           10      5,725       11         12
---------------------------------------------------------------------------------------------------------------------------
Top twenty total                                   3,332          24      4,201           12      7,533       15         17
---------------------------------------------------------------------------------------------------------------------------
Rest of portfolio                                    635          10      1,521            1      2,156        1          3
---------------------------------------------------------------------------------------------------------------------------
Total                                              3,967          21      5,722            9      9,689       12         13
---------------------------------------------------------------------------------------------------------------------------

approximately 1500 representatives to a total of approximately 5100. In addition, Novartis' field force has continued to improve in customer satisfaction rankings, particularly among managed-care segments.

     Although the regulatory environment appears to be more conservative than in the past, Novartis obtained eight approvals in the US and EU. In the first half of 2001, the FDA approved a total of nine new molecular entities (NME) from various companies, two of which were Novartis products (Foradil and Gleevec). Novartis was the only company to gain approval for more than one NME in the US.

                               [GRAPHIC OMITTED]

Developed and launched in record time for chronic myeloid leukemia, Gleevec/Glivec is being investigated in other cancer settings.

Operating income

Investments in Marketing & Distribution increased overproportionally as a result of field force expansion, in particular in the US, and the intensified promotional activities associated with product launches and growth drivers. Research & Development investments reached CHF 1.7 billion or 17% of sales, increasing in absolute terms from CHF 1.6 billion. Overall, the operating margin eased down 1.6 percentage points as predicted.

Expected launches
---------------------------------------------------------------------------------------------------------------------
                    2001                    2002                    2003               Post 2003(1)
New               Starlix                  Elidel                  COX189             Zelnorm(2)/Zelmac
Product           Diabetes           Inflammatory skin     Rheumatoid arthritis,      Irritable bowel
                                          disease           osteoarthritis, pain          syndrome
                   Zometa
             Hypercalcaemia of            Certican                 ERL080                 Zomaril
                 malignancy           Transplantation         Transplantation          Schizophrenia

               Gleevec/Glivec                                                              EPO906
              Chronic myeloid                                                           Solid tumors
                  leukemia
                                                                                          OctreoTher
                                                                                     Somatostatin receptor
                                                                                        positive tumors

                                                                                            ICL670
                                                                                    Chronic iron overload

                                                                                            LAF237
                                                                                       Type 2 diabetes

                                                                                           SPP100(3)
                                                                                         Hypertension

                                                                                            NKP608
                                                                                         Social phobia

                                                                                             NK104
                                                                                      Cholesterol lowering

                                                                                            Xolair(4)
                                                                                        Asthma/allergic
                                                                                            rhinitis

---------------------------------------------------------------------------------------------------------------------
New             Foradil (US)           Gleevec/Glivec
Product            Asthma                 (Japan)
Roll-Out                              Chronic myeloid
                                          leukemia

                                       Apligraf (EU)
                                     Venous leg ulcers
---------------------------------------------------------------------------------------------------------------------
New                Estalis               Ritalin LA                Foradil            Zelnorm(2)/Zelmac
Indication/      Osteoporosis        Attention-deficit/            Asthma           Chronic constipation
Formulation                            hyperactivity          (multi-dose dry
                    Femara                disorder             powder inhaler)        Zelnorm(2)/Zelmac
                Breast cancer                                                          Gastroesophageal
                  (1st line)           Gleevec/Glivec                                  reflux disease
                                      Gastrointestinal            Lamisil
                   Foradil              stromal tumor          Tinea capitis          Zelnorm(2)/Zelmac
             Chronic obstructive                                                     Functional dyspepsia
              pulmonary disease           Diovan
                                      Congestive heart                                      Diovan
                                          failure                                      Post myocardial
                                                                                          infarction
                                           Zometa                                         (VALIANT)
                                      Bone metastasis

                                          Lamisil
                                      Systemic mycoses

                                         Co-Diovan
                                        Hypertension
                                        (high dose)

1    Major projects only

2    Timing subject to result of appeal

3    Out-licensed to Speedel, call-back option for Novartis

4    Subject to further discussion with health authorities
--------------------------------------------------------------------------------------------------

Generics

o Sales up 12% in local currencies driven by acquisitions and underpinned by industrial generics

o    Continued price pressures, particularly in US retail business

o Integration of acquired businesses and restructuring in the US to improve competitiveness

Sales by region CHF m
(% change in local currencies)

    US (-2%)      RoW (+19%)
2001     30%             70%   1,121
2000     32%             68%   1,012

                               [GRAPHIC OMITTED]

Roxithromycin is a new macrolid antibiotic recently launched in Germany by Generics.

                               [GRAPHIC OMITTED]

The Sector has been strengthened by recent acquisitions such as Biochemie's new fermentation unit in Frankfurt, Germany.

Key figures

--------------------------------------------------------------------------------
                                   First half   First half        % Change
                                         2001         2000                 local
                                        CHF m        CHF m     CHF    currencies
--------------------------------------------------------------------------------
Sales                                   1,121        1,012      11            12
--------------------------------------------------------------------------------
Operating income                          141          215     -34
--------------------------------------------------------------------------------
Research & Development investment          84           71      18
--------------------------------------------------------------------------------
Number of employees                     6,844        5,623      22
--------------------------------------------------------------------------------

Sales

Overall sales in Generics grew 12% worldwide in local currencies despite a 2% decline in the US. Sales growth was lifted 16 percentage points by recent acquisitions. The industrial generics business posted a solid performance and benefited from a partial recovery of certain anti-infective prices. The active ingredients business performed well particularly in Japan and Western Europe.

     With the Sector's market presence strengthened through recent acquisitions in Europe, the US and Latin America, the retail business reported strong sales growth. In the key US market, price pressures and increased competition impacted sales growth, whilst in Europe, sales were lifted by significant expansion of the product portfolio, including the launch in Germany of Azupharma's macrolid antibiotic, Roxithromycin.

Operating income

Generics' operating margin declined 8.6 percentage points to 12.6% as a result of restructuring costs in the US, additional costs for the integration of recent acquisitions, increased investments for new product launches and continued price pressures in the retail business. Operating income was CHF 141 million and is expected to benefit in the second half from the recent restructuring at Geneva Pharmaceuticals and expected new product launches. Whilst Marketing & Distribution expenses increased substantially, Research & Development investments were maintained at 7% of sales.

Consumer Health

o Medical Nutrition, Over-the-Counter medicines, and Infant & Baby Nutrition drive overall sales growth of 4% in local currencies

o Major global brands Voltaren, Lamisil, Triaminic, and Nicotinell/ Habitrol sustain sales growth

o    Operating income reaches previous period's level of CHF 385 million

Sales by region CHF m
(% change in local currencies)

    US (+1%)       RoW (+6%)
2001     47%             53%   3,283
2000     47%             53%   3,157

                               [GRAPHIC OMITTED]

Newly launched Consumer Health products in the US:
a PPA-free formulation of the allergy/sinus/headache product Tavist, and Maalox Max, an over-the-counter combined antacid and antigas remedy.


Key figures
--------------------------------------------------------------------------------
                                   First half   First half        % Change
                                         2001         2000                 local
                                        CHF m        CHF m     CHF    currencies
--------------------------------------------------------------------------------
Sales                                   3,283        3,157       4             4
--------------------------------------------------------------------------------
Operating income                          385          385       0
--------------------------------------------------------------------------------
Research & Development investment          89           86       3
--------------------------------------------------------------------------------
Number of employees                    12,961       12,647       2
--------------------------------------------------------------------------------


Sales

Sales of over-the-counter medicines (OTC) rose 4% in local currencies with the key brands Voltaren Emulgel (topical pain), Lamisil Cream (antifungal), Triaminic (pediatric cold remedy) and Nicotinell/Habitrol (smoking cessation) continuing to perform well. Maalox Max (antacid plus anti-gas) was launched in April and has begun to counter inroads made by competitor products (H2 receptor antagonists). Overall, growth was achieved despite the weak cough and cold season and the withdrawal of products containing phenylpropanolamine (PPA). A new PPA-free formulation of Tavist (allergy, sinus, headache) was launched in April. Lamisil Cream was successfully introduced in the OTC markets of Germany and the UK.

     The growth in Medical Nutrition (+6%) reflected good results in Europe and Latin America. The US performance was less robust due to a decline in the tube feeding business. On the other hand, the dysphagia (swallowing difficulty) and wound care products posted strong sales.

     Over the course of the next few months, Medical Nutrition plans to launch a range of innovative products to support future growth for all platforms. New tube-feeding-product launches will include a range of elemental formulas and specialty products.

     In Health & Functional Nutrition (+3%), Gerber increased its share of the US baby/toddler food segment to more than 75%, despite strong competition. The Gerber food line was launched in South Africa, and Gerber Baby Care closed the gap on the segment leader.

Operating income

Operating income was maintained at CHF 385 million resulting in an operating margin of 11.7% compared with 12.2% in the prior period. The decline was due to one-time costs associated with the transfer of Ovaltine production from the UK to Switzerland. This and the implementation of a new IT strategy resulted in an increase in General & Administration expenses. As a percentage of sales, investments in Marketing & Distribution and Research & Development were maintained at last year's level. Research & Development investment focused mainly on OTC development projects.

CIBA Vision

o    Strong sales growth of 45% boosted by Wesley Jessen

o    Focus brand of disposable lenses performs well; MemoryLens relaunched

o    Operating income squeezed by exceptional integration costs


Sales by region CHF m
(% change in local currencies)

    US (+55%)       RoW (+38%)
2001     43%             57%     881
2000     38%             62%     618

                               [GRAPHIC OMITTED]

New product launches:

Focus DAILIES Progressives, the world's first disposable multi-focal lens for presbyopic correction; FreshLook ColorBlends Toric, the world's first disposable cosmetic toric lenses; SOLO-care Plus, an enhanced one-bottle lens-care disinfection system.

Key figures
--------------------------------------------------------------------------------
                                   First half   First half        % Change
                                         2001         2000                 local
                                        CHF m        CHF m     CHF    currencies
--------------------------------------------------------------------------------
Sales                                     881          618      43            45
--------------------------------------------------------------------------------
Operating income                           87          106     -18
--------------------------------------------------------------------------------
Research & Development investment          49           32      53
--------------------------------------------------------------------------------
Number of employees                     7,603        4,896      55
--------------------------------------------------------------------------------


Sales

A significant boost came from sales generated by Wesley Jessen products, which added 43 percentage points to the underlying growth. The lens business achieved strong sales growth, driven by the Wesley Jessen line of contact lenses acquired in October 2000, as well as by Focus DAILIES and Focus NIGHT & DAY. The decline in sales of conventional lens products reflected the continued market trend towards disposable products such as Focus DAILIES. The lens care business, which is also affected by this trend, reported diminishing sales, while Refractive Surgery showed strong growth resulting from the re-launch of the MemoryLens.

     Overall, the US and Europe performed well, whilst growth in Japan was constrained by the availability of Focus DAILIES.

     In the first half, CIBA Vision launched FreshLook ColorBlends Toric lenses, the world's first disposable cosmetic toric lenses and SOLO-care Plus, an enhanced one-bottle lens-care disinfection system. The company also received US marketing clearance for Focus DAILIES Progressives, the world's first daily disposable multi-focal lens for presbyopic correction.

Operating income

Operating income dipped CHF 19 million to CHF 87 million, owing to exceptional factors associated with the acquisition of Wesley Jessen (CHF 31 million). Investments in Marketing & Distribution grew slower than sales, while Research & Development increased slightly to 5.5% of sales. General & Administration costs increased at a higher rate than sales, owing to expenses related to the integration of Wesley Jessen. As a result, the operating margin dropped 7.3 percentage points to 9.9%. Excluding these exceptional costs CIBA Vision achieved an operating income of CHF 118 million and an operating margin of 13.4%.

Animal Health

o    Sales down 2% in local currencies despite good performances in some regions

o US suffers from economic slowdown and competitive pressures in the companion animal business

o    UK falls short as foot-and-mouth disease prevails

o Operating income maintained at CHF 66 million; operating margin up from 12.8% to 13.5%

Sales by region CHF m
(% change in local currencies)

    US (-11%)       RoW (+2%)
2001     30%             70%     490
2000     32%             68%     514

                               [GRAPHIC OMITTED]

Fortekor, a product for heart failure in dogs, is now also used to treat renal insufficiency in cats. Novartis' recently acquired vaccine businesses, including products such as Bovidec and Torvac, contributed to sales growth.

Key figures
--------------------------------------------------------------------------------
                                   First half   First half        % Change
                                         2001         2000                 local
                                        CHF m        CHF m     CHF    currencies
--------------------------------------------------------------------------------
Sales                                     490          514      -5            -2
--------------------------------------------------------------------------------
Operating income                           66           66       0
--------------------------------------------------------------------------------
Research & Development investment          45           38      18
--------------------------------------------------------------------------------
Number of employees                     2,001        1,914       5
--------------------------------------------------------------------------------


Sales

Sales were down 2% in local currencies. Shortfalls in the US, due to the economic slow-down and competitive pressures in the flea treatment segment, and set-backs in the UK, due to the devastating effect of foot-and-mouth disease, were largely offset by the performance in Latin America and Asia. Significant sales growth was achieved by Tiamulin (respiratory and gastroenteric diseases in pigs) and by the recently acquired vaccine businesses. Fortekor, the heart failure product for dogs, also grew strongly, boosted by the additional indication of renal insufficiency in cats.


Operating income

In spite of the drop in sales, operating income was maintained at CHF 66 million. The operating margin rose from 12.8% to 13.5% as productivity improved and exceptional costs associated with the Agribusiness spin-off last year did not recur. As a result, General & Administration costs improved, whilst major investments in Marketing & Distribution were associated with a doubling of the sales force in the US. Research & Development investments were also stepped-up by CHF 7 million to CHF 45 million (9% of sales) as new projects, in particular in the vaccine business, were initiated.

Half-year report

Financial Statements

Financial Statements

Novartis consolidated income statements (unaudited)
----------------------------------------------------------------------------------------
                                             First half   First half         Change
                                                   2001         2000
                                                  CHF m        CHF m    CHF m          %
----------------------------------------------------------------------------------------
Total sales                                      15,484       13,970    1,494         11
  Cost of goods sold                              3,804        3,454      350         10
Gross profit                                     11,660       10,516    1,144         11
  Marketing & Distribution                        5,462        4,539      923         20
  Research & Development                          2,010        1,870      140          7
  General & Administration                          708          841     -133        -16
Operating income                                  3,480        3,266      214          7
  Income from associated companies                   77           24       53        221
  Financial income, net                             952          926       26          3
Income before taxes and minority interests        4,509        4,216      293          7
  Taxes                                             768          806      -38         -5
  Minority interests                                 12           14       -2        -14
Net income - continuing activities                3,729        3,396      333         10
Net income - discontinued activities                  -          790     -790
Total net income                                  3,729        4,186     -457
----------------------------------------------------------------------------------------


Novartis consolidated balance sheets
----------------------------------------------------------------------------------------
                                                30 June      31 Dec.   Change    30 June
                                                   2001         2000                2000
                                            (unaudited)                      (unaudited)
                                                  CHF m       CHF m     CHF m      CHF m
----------------------------------------------------------------------------------------
Assets
Long-term assets
  Tangible fixed assets                           9,193        9,030      163     11,512
  Other long-term assets                         24,629       16,227    8,402     13,826
Total long-term assets                           33,822       25,257    8,565     25,338
Current assets
  Inventories                                     4,456        4,122      334      6,446
  Trade accounts receivable and other
     current assets                               8,478        8,294      184     10,349
  Marketable securities                          10,345       11,720   -1,375     15,545
  Cash and cash equivalents                       4,731        8,803   -4,072      5,583
Total current assets                             28,010       32,939   -4,929     37,923
Total assets                                     61,832       58,196    3,636     63,261
----------------------------------------------------------------------------------------

Equity and liabilities
Equity                                           36,865       36,862        3     37,821
Long-term liabilities (including
    minority interests)
  Financial debts                                 2,472        2,283      189      2,317
  Other long-term liabilities                     7,911        7,411      500      8,528
Total long-term liabilities                      10,383        9,694      689     10,845
Short-term liabilities
  Financial debts                                 5,288        3,779    1,509      5,997
  Other short-term liabilities                    9,296        7,861    1,435      8,598
Total short-term liabilities                     14,584       11,640    2,944     14,595
Total equity and liabilities                     61,832       58,196    3,636     63,261
----------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                            2001   2000                              2001   2000
Basic earnings per share     CHF    CHF  Diluted earnings per share   CHF    CHF
---------------------------------------  ---------------------------------------
  Continuing activities      1.44  1.30    Continuing activities      1.44  1.30
  Discontinuing activities      -  0.30    Discontinuing activities      -  0.30
Total                        1.44  1.60  Total                        1.44  1.60
--------------------------------------------------------------------------------

Novartis consolidated changes in shareholders' equity (unaudited)
--------------------------------------------------------------------------------
                                             First half   First half      Change
                                                   2001         2000
                                                  CHF m       CHF m        CHF m
--------------------------------------------------------------------------------
Consolidated equity at 1 January                 36,862       37,216        -354
  Increase due to adoption of IAS 39              2,056            -       2,056
  Dividends to third parties                     -2,194       -2,097         -97
  Acquisition of treasury shares                 -3,016         -653      -2,363
  Change in fair value of marketable securities    -382            -        -382
  Translation effects                              -190         -831         641
  Net income for first six months                 3,729        4,186        -457
Consolidated equity at 30 June                   36,865       37,821        -956
--------------------------------------------------------------------------------


Novartis consolidated cash flow statements (unaudited)
--------------------------------------------------------------------------------
                                             First half   First half      Change
                                                   2001         2000
                                                  CHF m       CHF m        CHF m
--------------------------------------------------------------------------------
Net income - continuing activities                3,729        3,396         333
  Depreciation and amortization                     714          548         166
  Reversal of other non-cash items                 -353         -130        -223
  Restructuring and other provision payments       -211          -28        -183
  Net financial receipts                            121          262        -141
  Taxes paid                                       -829         -984         155
Cash flow before working capital changes          3,171        3,064         107
  Change in net current assets and
    other operating cash flow items                -545         -265        -280
Cash flow from continuing operating activities    2,626        2,799        -173
  Investment in tangible assets                    -498         -442         -56
  (Acquisition)/disposal of intangible and
    financial assets                             -6,214          170      -6,384
  Disposal of marketable securities               3,711        1,512       2,199
  Other investing items                              30          -57          87
Cash flow (used for)/from continuing investing
    activities                                   -2,971        1,183      -4,154
Net cash flow from discontinued activities            -          950        -950
  Dividends paid                                  2,194       -2,097         -97
  Increase/(decrease) in financial debts          1,451       -2,852       4,303
  Acquisition of treasury shares                 -3,077         -653      -2,424
Cash flow used for financing activities          -3,820       -5,602       1,782
  Net effect of currency translation on
    cash and cash equivalents                        93          -28         121
Net change in cash and cash equivalents          -4,072         -698      -3,374
  Cash and cash equivalents at the beginning
    of the year                                   8,803        6,281       2,522
Cash and cash equivalents at end of June          4,731        5,583        -852


Free cash flow (excluding changes in tangible
  and financial assets)                             110          304        -194
--------------------------------------------------------------------------------



Principal currency translation rates
--------------------------------------------------------------------------------
                    Average      Average      Period-      Period-       Period-
                      rates        rates          end          end           end
                      First        First        rates        rates         rates
                       half         half      30 June      31 Dec.       30 June
                       2001         2000         2001         2000          2000
                        CHF          CHF          CHF          CHF           CHF
--------------------------------------------------------------------------------
1 USD                  1.71         1.65         1.80         1.64          1.63
1 EUR                  1.53         1.59         1.52         1.52          1.56
100 DEM               78.28        81.24        77.74        77.83         79.71
100 FRF               23.34        24.23        23.18        23.21         23.77
1 GBP                  2.46         2.59         2.52         2.45          2.48
100 ITL               0.079        0.083        0.079        0.079         0.081
100 JPY                1.42         1.55         1.45         1.43          1.55
--------------------------------------------------------------------------------

Notes to the Novartis interim financial report for the six months ended 30 June 2001


1.   Basis of preparation

     The unaudited interim financial report for the six months ended 30 June 2001 has been prepared in accordance with the accounting policies set out in the Financial Report for the year ended 31 December 2000, except as indicated below, and International Accounting Standard 34 on Interim Financial reporting.

          With effect from 1 January 2001, the Group adopted IAS 39 relating to Financial Instruments. This resulted in the recognition in the balance sheet of the unrealized gains on the available-for-sale marketable security and derivative portfolios. The pre-tax amount was CHF 2259 million. Net of tax, the increase in equity due to the adoption of this standard at 1 January 2001 was CHF 2056 million. Subsequent changes in the fair value of available-for-sale marketable securities are recorded directly to equity. Changes in the fair value of financial derivatives, which are effective hedges of available-for-sale marketable securities, are allocated to equity. Changes in the fair value of cash flow hedges of anticipated transactions are also deferred in equity until the underlying transaction is realized. All other changes in the fair value of financial derivatives are recorded in the consolidated income statement.

          There were no other significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2000 Financial Report.

2.   Changes in the scope of consolidation and other significant acquisitions

     The following significant changes were made during the six months to 30 June 2001 and in 2000:

2001 Pharmaceuticals

     In April, the Sector acquired semi-exclusive marketing rights for pitavastatin, a "super-statin" cholesterol treatment which is under development, for CHF 722 million.

     Generics

     During the first half of 2001, the Sector completed the acquisition of 100% of Apothecon Inc., USA, from Bristol-Myers Squibb; the acquisition from BASF AG, Germany of its generics business in six European countries; the 100% acquisition of Lagap Pharmaceuticals Ltd., UK, from Adcock Ingram Ltd. and the 100% acquisition of Labinca SA, Buenos Aires, Argentina.

          The total purchase price for these acquisitions was CHF 430 million and they generated sales of CHF 168 million in the six months to 30 June 2001.

     Corporate

     On 4 May 2001, the Group acquired 20% of the voting shares of Roche Holding AG for CHF 4.8 billion. These represent approximately 3.7% of the total shares and equity securities of Roche and will be accounted for on an equity basis.

2000 Pharmaceuticals

     On 21 December 2000 the Sector paid CHF 2.7 billion to acquire the product rights of Famvir and Vectavir/Denavir from SmithKline Beecham. These products generated sales of CHF 189 million in the six months to 30 June 2001.

     CIBA Vision

     On 2 October 2000, the Sector acquired 100% of Wesley Jessen VisionCare Inc., Des Plaines, Illinois, USA for CHF 1.3 billion in cash. The acquired business generated sales of CHF 196 million in the six months to 30 June 2001.

     Discontinued Agribusiness activity

     Novartis spun-off its Agribusiness Sector on 6 November 2000 as part of the transaction necessary to form Syngenta. The sales, operating income, income before taxes and minority interests, tax expense, and net income recorded by Novartis Agribusiness up to 30 June 2000 were CHF 4991 million, CHF 1218 million, CHF 1150 million, CHF 350 million and CHF 790 million, respectively. This transaction involved the Novartis Group transferring CHF
     3.3 billion of debt to Syngenta. The Novartis Group's equity was reduced by a net CHF 3.8 billion.

3. Significant differences between IAS and United States Generally Accepted Accounting Principles (unaudited)

     The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

--------------------------------------------------------------------------------
                                                         First half   First half
                                                               2001         2000
                                                              CHF m        CHF m
--------------------------------------------------------------------------------
Net income from continuing activities reported under IAS      3,729        3,396
  US GAAP adjustments:
  Purchase accounting:  Ciba-Geigy                             -161         -161
  Purchase accounting:  other acquisitions                     -236          -77
  Restructuring costs                                             0          -53
  Available-for-sale securities                                 -17          316
  Pension provisions                                            -39           94
  Stock-based compensation                                      -42          -34
  Consolidation of stock-based compensation foundations         -20           18
  In-process Research & Development                            -700            0
  Deferred taxes                                               -156         -123
  Other                                                          51          -55
  Deferred tax effect on US GAAP adjustments                    166          -34
Net income reported under US GAAP (continuing activities)     2,575        3,287
Net income reported under US GAAP (discontinued activities)       0          784
--------------------------------------------------------------------------------
Net income reported under US GAAP                             2,575        4,071
--------------------------------------------------------------------------------
  Basic earnings per share under US GAAP
    (CHF; continuing activities)                               1.04         1.30
  Diluted earnings per share under US GAAP
    (CHF; continuing activities)                               1.03         1.29
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                            30 June      30 June
                                                               2001         2000
                                                              CHF m        CHF m
--------------------------------------------------------------------------------
Equity reported under IAS                                    36,865       37,821
  US GAAP adjustments:
  Purchase accounting:  Ciba-Geigy                            4,986        7,006
  Purchase accounting:  other acquisitions                    5,617        5,685
  Restructuring costs                                             0           19
  Available-for-sale securities                                   0          877
  Pension provisions                                          1,835        2,005
  Stock-based compensation                                      -84          -36
  Consolidation of stock-based compensation foundations        -882         -436
  In-process Research & Development                            -845            0
  Deferred taxes                                               -745         -725
  Other                                                          -8         -343
  Deferred tax effect on US GAAP adjustments                   -460         -775
Equity reported under US GAAP                                46,279       51,098
--------------------------------------------------------------------------------

For a description of the differences between IAS and US GAAP, see Note 32 of the Group's 2000 financial statements included in Form 20-F as filed with the US Securities and Exchange Commission on 11 April 2001.

This report contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis Contacts

Novartis International AG
Novartis Communication
CH-4002 Basel
Switzerland

For further information
please consult
http://www.novartis.com


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General enquiries
Tel:   +41 61 324 1111
Fax:   +41 61 324 8001

-----------------------------------------------------
Investor relations
Tel:   +41 61 324 8433
Fax:   +41 61 324 8444

-----------------------------------------------------
For US Investors
Tel:   +1 212 830 2433
Fax:   +1 212 830 2405

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Media enquiries
Tel:   +41 61 324 2200
Fax:   +41 61 324 3300

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Shareholder registry
Tel:   +41 61 324 6791
Fax:   +41 61 324 3244

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For ordering publications
Novartis Communication Helpline
Tel:   +41 61 324 8000
Fax:   +41 61 321 0985

-----------------------------------------------------
Novartis half-year report 2001 on the internet http://www.novartis.com/downloads/ corporate_publications/halfyear01_e.pdf






-------------------------------------------------------------------
Further key reporting dates for 2001

18 October 2001: Nine-month and third-quarter sales
7 February 2002: Full-year results

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Novartis AG


Date:  September 10, 2001                         By: /s/ Raymund Breu
                                                     ---------------------------
                                                  Name:  Raymund Breu
                                                  Title: Chief Financial Officer